SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13-D

The Securities Exchange Act of 1934

Biofield Corp.

(Name of Issuer)

Common Stock

(Title Class of Securities)

090591108

(CUSIP Number)

Carl N. Duncan, Esq.

5718 Tanglewood Drive

Bethesda, Maryland 20817

(301) 263-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2006

(Date of Event Which Requires Filing of This Statement)

(1) Name of Reporting Person / I.R.S. Identification Number	The MacKay Group, Inc./20-4624035
(2) Check the appropriate box if may be deemed member of a group	(a) N/A
(b) Reporting Person disclaims being member of a group relating to Issuer
(3) SEC use only ………………………………………
(4) Source of funds (see instructions)………………….	WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	N/A
(6) Citizenship or place of organization ……………….	Hong Kong

Number of shares beneficially owned by Reporting Person with:

(7)   Sole voting power ...........………………………….

(8)   Shared voting power ……………………………….

(9)   Sole dispositive power …………………………….

(10) Shared dispositive power ………………………...

8,747,531 (See Item 4)
0
8,747,531 (See Item 4)
0
(11) Aggregate amount beneficially owned by Reporting Person	8,747,531 (See Item 4)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	N/A
(13) Percent of class represented by amount in Row (11) ..	17.49% on fully diluted basis (See Item 5)
(14) Type of reporting person (see instructions) ……………….	CO

Item 1. Security and Issuer.

(a) Title of Class:

Common Stock

(b) Name and Address of Issuer:

Biofield Corporation

Suite M, 1025 North Drive

Alpharetta, Georgia 30004

(c) Trading Symbol:

BZET

Item 2. Identity and Background of the Reporting Entity.

(a)

Name:

The MacKay Group, Inc.

(b)

Business Address

1615 Walnut Street—3rd Floor

Philadelphia, Pennsylvania 19103

(c)

Occupation:

Corporation

(d)

Conviction:

N/A

(e)

Civil Proceedings:

N/A

(f)  State of Incorporation:

Hong Kong

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Company has used working capital to acquire these 8,747,531 Common Shares of  the Issuer.

Item 4.  Purpose of Transaction.

The Reporting Company has entered into three separate agreements dated March 30, 2006 (see Exhibits attached).  The first agreement is a certain Stock Acquisition and Voting Agreement  (the “LFCG Acquisition Agreement”) dated as of March 30, 2006 by and between the Reporting Company and Dr. David Long (“Dr. Long’),  Donna R. Long (“Mrs. Long”), Dr. Raymond A. Long (“Raymond Long”), the Long Family Trust dated December 30,1977 (the “Trust”) and the Long Family Partners II LP (“Partners” or, together with Dr. Long, Mrs. Long, Raymond Long, the Trust, styled the “Long Family Control Group” or the “LFCG”).  The second agreement is a certain Stock Acquisition between the Reporting Company and the David and Donna Long Family Foundation, which is a Delaware non–stock, non-profit corporation (of which Dr. David Long is the founder, and with respect to which Dr. David Long does not have the ability to sell its assets and vote any of its securities and of which securities Dr. David Long disclaims beneficial ownership).  The third agreement is a certain Consulting Agreement between the Reporting Company and Dr. David Long.

 The agreements provide, among other things, that:

~

The Reporting Company will acquire all the shares of Common Stock of the Issuer presently issued to the LFCG (comprising an aggregate of 6,864,1914 shares) and the Foundation (comprising 1,883,337 shares).

~

Certain members of the LFCG will assign $2 million of the total debt owed them by the Issuer.

~

For a three year term, the Reporting Company will give the LFCG a royalty equal to 1% of net sales of the Issuer’s products the Reporting Company generates worldwide;

~

Pursuant to the terms of the Consulting Agreement, Dr. Long or his nominee will remain as a consultant to the Issuer for a term of three years and receive an annual payment of  $60,000 upon each anniversary of the Consulting Agreement; and

~

The Reporting Company shall exercise voting rights of any and all shares of the Issuer’s stock in favor of Dr. Long or his nominee remaining on the Board of the Issuer and all stock options and other benefits to which other Board members are entitled.

Specifically, at the March 30, 2006 closing, the LCFG and the Foundation transferred all of their shares of common stock presently issued to them in the Issuer (approximately 17.49% of all shares of common stock of the Issuer on a fully diluted basis or approximately 20.6% of all shares of common shares of the Issuer issued as of December 31, 2005). While Dr. Long or his nominee will remain on the Board, the other two Board members (Dr. Raymond Long and John Stephens) have resigned, their vacancies being filled by James MacKay (the Chairman of the Board of the Reporting Company) and his designee, Michael Yom, thereby giving the Reporting Company control of the Issuer’s Board of Directors.  Further, as of March 30, 2006, certain members of the LFCG assigned $2 million (comprising principal and accrued interest) of the total debt owed to members of the LFCG by the Issuer as well as all rights associated with such debt under any note, instrument, agreement or other authorization and under applicable law, under which the debt may be converted into equity of the Issuer. (The Assignment is set forth in the LFCG Acquisition Agreement and may be subsequently memorialized in a separate instrument from the LFCG to the Reporting Company.)

Pursuant to  the LFCG Acquisition Agreement, the Reporting Company has undertaken to make reasonable best efforts to convert all of the assigned debt into shares of Common Stock of the Issuer (the “Converted Shares”) which right the Reporting Company has until June 26, 2006 or another date agreed to by the LGCG and the Reporting Company.  In the event of the conversion of all of the assigned debt into shares of Common Stock of the Issuer, the Reporting Company will retain 51% of the Converted Shares plus an additional portion of the Converted Shares so that, together with the shares the Reporting Company acquired on March 30, 2006 from the LFCG and the David and Donna Long Family Foundation, the Reporting Company would then hold 51% of all the shares of common stock issued and outstanding (on a fully-diluted basis) of the Issuer existing immediately prior to the time of conversion.  All shares remaining of the Converted Shares not retained by the Reporting Company will be transferred to members of the LFCG, provided that the LFCG agrees to deliver a proxy with respect to all voting rights associated with those remaining shares. If the LFCG fails to convert the assigned within 90 days, the Reporting Company is required to re-assign the debt to the LFCG.   In addition, pursuant to the LFCG Acquisition Agreement, to the extent that any other debt owed to the LFCG by the Issuer is converted into  shares of Common Stock, the LFCG agreed to transfer 51% of such shares to the Reporting Company.   In return for the foregoing restructuring, the Reporting Company has agreed to bring in necessary funding and management, move the Issuer’s office to Philadelphia and immediately utilize the contact base of the Reporting Company and its principals to bring Issuer’s products to Asia and other markets as quickly as feasible.

Reporting Company is making these purchases and is being assigned the debt (as well as possibly converting the latter into Issuer’s Common Shares) potentially to gain control of the Issuer.  The Reporting Company is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Company is not aware of any plans or proposals which would result in any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; any changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest  in Securities of the Issuer.

(a) Aggregate Number and %:  8,747,531Common Shares on a fully diluted basis-- i.e., 17.49%--of the total 50,005,450 outstanding Common Shares of the Issuer.

(b) Power to Vote or Dispose of Issuer’s Shares: 8,747,531 Common Shares on a fully diluted basis, power over which to vote or dispose of resides with the Reporting Company.

(c) Transactions Within Prior 60 Days:  No transactions have been effected between the Issuer and the Reporting Company beyond those described in Item 4 and the attached Exhibits specifically and this Schedule 13D generally. Information contained in Item 4 and the attached Exhibits above is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

Item 7. Material to be Filed as Exhibits.

a)

Stock Acquisition and Voting Agreement dated March 30, 2006 between members of the Long Family Control Group and The MacKay Group, Inc. Filed herewith as Exhibit 99.1.

b)

Stock Acquisition Agreement dated March 30, 2006 between the David and Donna Long Family Foundation and The MacKay Group, Inc. Filed herewith as Exhibit 99.2.

c)

Consulting Agreement dated March 30, 2006 between Dr. David Long and The MacKay Group, Inc.  Filed herewith as Exhibit 99.3.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Michael Cimino, President of the Reporting Company, and that the information set forth in this Schedule 13-D is true, complete and correct.

THE MACKAY GROUP. INC.

Dated: April 5, 2006

/s/  James MacKay

James MacKay, President